aMaDEUS

Madrid, 23rd April 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Press release
- Relevant fact of March 26, 2002 (Resolutions adopted by the Board of Directors)
- Relevant fact of April 23, 2002 (Consolidated 2001 financial statements under IAS)
- Financial statements 2001 prepared in accordance with International Accounting Standards
- Information published in the Company´s web-site up to date.



All news from 2002

4 Apr 2002 Norwegian Cruise Line and Orient Lines added as new provider participants in Amadeus Cruise
Amadeus announced that it has signed an agreement with the NCL Group for both cruise lines to become provider participants on Amadeus Cruise.

22 Mar 2002 Amadeus appoints Gillian Gibson as new Director Travel Agency Partners
Amadeus announced the appointment of Gillian Gibson as new Director Travel Agency Partners, responsible for Amadeus´ commercial relationship with multinational travel agency partners.

20 Mar 2002 e-Travel and BroadVision Launch Self-Service Application for Online Travel Commerce and Corporate Travel Management
BroadVision and e-Travel introduced a new major version of BroadVision® e-Travel®, the first software application of its kind to offer the travel industry integrated support for leisure, managed and unmanaged travel markets.

18 Mar 2002 AirPlus and Amadeus partner in business travel management
Lufthansa AirPlus, a leading international provider of Business Travel Management solutions, and Amadeus have teamed up to form a new business travel management partnership.

15 Mar 2002 Top Colombian travel agency consortia L'alianXa chooses Amadeus for 5 year technology partnership
L'alianXa, one of Colombia's largest and most powerful travel agency consortia, announced that it has selected Amadeus as its strategic technology partner.

13 Mar 2002 Iberia selects BroadVision e-Travel to power the next generation of Iberia web sites worldwide
Iberia announced that it is using BroadVision® e-Travel® to build and power the next-generation of its online presence worldwide.

8 Mar 2002 Thai Airways International and Amadeus to renew their ten-year relationship
Amadeus Asia Limited, the regional headquarters of Amadeus, announced that Thai Airways International has agreed to extend its longstanding relationship with Amadeus.

5 Mar 2002 Amadeus creates new global business unit for its online travel solutions: e-Travel
Amadeus launched e-Travel, a new business unit that provides global online solutions for airlines, corporations, travel agencies and other travel partners.

1 Mar 2002 Amadeus opens up the world of cruise for European travel agents
Amadeus announced that Costa Cruises will be available through Amadeus Cruise in the second quarter of 2002. The popular "point and click" browser based, cruise-booking tool will also be launched for the first time in multi-language versions.

28 Feb 2002 All British Airways sales offices switch to using Amadeus
British Airways has taken a major step towards simplifying its business and improving customer service with the introduction of the Amadeus sales system across the airline.

22 Feb 2002 Amadeus to launch pioneer Travel Technology Partnership Programme
Amadeus will launch the pioneer Travel Technology Partners Programme in May 2002 to facilitate the entry and growth of travel software houses in the global marketplace.

8 Feb 2002 4th Quarter/Full Year 2001 Results
Fourth quarter revenue increased 5.2 per cent to EUR 410.6m, while net income was EUR 15.0m, compared with a loss of EUR 6.0m in the final quarter of 2000. These results were ahead of our expectations, given the difficult market conditions in the aftermath of the 11 September attacks in the US.

5 Feb 2002 Aeroflot to transfer its sales and reservation services to Amadeus

The board of directors of Aeroflot Russian Airlines has approved the migration of the carrier's sales and distribution services to the Amadeus system in September 2002.

14 Jan 2002 Amadeus and Fourth Dimension Software announce successful first year for joint venture Atinera

Amadeus and Fourth Dimension Software marked the first anniversary of Atinera. In its first year of operation, Atinera has launched successfully and now services major clients around the world, including Travelocity.com and Scandinavian Airlines System.

9 Jan 2002 Travellink launches innovative business Travel Portal using BroadVision-Amadeus Travel Commerce

BroadVision and Amadeus announced that Travellink has launched its business travel portal, www.travellink.com, powered by BroadVision®-Amadeus Travel Commerce.

AMADEUS e-travel

net success

Press Release

AMADEUS CREATES NEW GLOBAL BUSINESS UNIT FOR ITS ONLINE TRAVEL SOLUTIONS: E-TRAVEL

The new e-Travel is focused on "net success" through delivering highly effective online travel solutions to airlines, corporations, travel agencies and other travel partners worldwide.

Madrid, Spain, 5 March 2002: Amadeus, a leading global distribution system (GDS) and travel industry technology provider, today launched e-Travel, a new business unit that provides global online solutions for airlines, corporations, travel agencies and other travel partners.

The new e-Travel combines the online solutions activities currently offered by various parts of the Amadeus Group in one focused organisation, dedicated to achieving net success for its customers. Specifically, the new business unit provides:

- The **most flexible** online solutions available: offering rapid deployment, ease of use and a truly global reach, with local content and solutions already available in 22 languages and delivered in over 90 countries
- The backing of **key partnerships** to provide unrivalled richness of content, Web site customisation and differentiation through personalisation technology
- **Optimal results** for our customers, through cutting their development costs, reducing demands on their call centres and providing a high quality user experience. All this with the backing of reliable and secure hosting and shorter deployment time.

"e-Travel's sole focus is on achieving net success for our customers", said Ian Wheeler, the new Managing Director of e-Travel. "By delivering cost effective solutions, facilitating enhanced adoption and providing a high quality user experience, e-Travel will enable any customer, whether focused on leisure or corporate travel, to successfully transact travel online."

The online travel market targeted by the new e-Travel represents a huge opportunity. According to PhoCusWright, in the US alone, combined online corporate and leisure activity represented US$ 28.2 billion last year. This figure is expected to grow to US$ 56.6 billion in 2003. Amadeus estimates that the US online travel market currently represents only 40 per cent of the global opportunity, with Europe and Asia Pacific set for strong growth in online travel activity.

An international team of Amadeus executives will manage e-Travel. Leading the unit is **Ian Wheeler**, Managing Director of e-Travel, who remains in the Madrid headquarters of Amadeus and has overall responsibility for the business. **Scott Gutz** heads the corporate area, which covers all activities serving corporations and business travel agency partners worldwide. **Jérôme Destors** leads online activities for airlines, portals, other providers and travel agencies, while **Denis Lacroix** heads global product development.

With the creation of this new global business unit, comes a new brand identity for e-Travel and its flagship solutions. Among these are **e-Travel Planitgo** (formally named 1a-Res), the fully customisable Web booking engine. Additionally, solutions for the corporate market include **e-Travel Aergo (US)** and **e-Travel Aergo (Global)**, formally known as e-Traveler and Amadeus Corporate Traveller respectively. Planitgo serves leading leisure and airline sites that include some 34 airlines representing 123 Web sites. Meanwhile Aergo, e-Travel's managed travel solution, is achieving some of the highest average utilisation rates in the corporate online travel business.

e-Travel currently powers over 3,000 travel Web sites and helps fulfil the travel booking needs of 230 of the world's leading corporations in over 90 countries, with its solutions available in 22 languages. It provides the booking engine for Web sites such as Opodo, the online travel company, and Qantas, Iberia and Air France, amongst other airlines. e-Travel's growing customer base includes organisations such as Airbus, Daimler Chrysler, Oracle Corporation and the Government of Norway, which use its corporate travel management solutions.

David V Jones, Executive Vice President, Commercial of Amadeus, said: "Merging our online travel solution businesses, to create the new e-Travel, combines our significant technical expertise with a unique global reach, to provide airlines, corporations, travel agencies and other travel partners with the best possible solutions, whatever their online travel needs."

Ian Wheeler, Managing Director of e-Travel, added: "Amadeus recognises that regardless of why people visit a travel Web site, whether for leisure or corporate travel, they need and expect a high level of performance, reliability and security. e-Travel represents a unique combination of global e-commerce expertise and resources in a single business unit, that most effectively addresses this integration of end-user needs."

The new e-Travel business unit has over 300 employees and will maintain key sites and management in Boston, San Francisco, Madrid, Nice and Bangkok.

-END-

Notes to the Editors:

About e-Travel
e-Travel, the e-commerce business unit of Amadeus Global Travel Distribution SA, is the leading global provider of online travel technology. It provides e-commerce solutions for airlines, corporations, travel agencies and other online travel businesses, and is dedicated to its customers' net success. e-Travel serves customers in over 90 countries, including corporations such as Airbus, Daimler Chrysler, Gateway, Inc., Ingersoll-Rand Company, Oracle Corporation and Philip Morris Companies, as well as travel suppliers such as Air France, Iberia and Qantas, and online agencies such as Opodo.

Parent company Amadeus Global Travel Distribution SA is a leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries.

Further information available from 11 March 2002 at www.e-travel.com.

About Amadeus Global Travel Distribution
Amadeus is a leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve over 57,600 travel agency locations and more than 8,300 airline sales offices in some 200 markets worldwide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with some 450 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to approximately 57,000 hotels, 46 car rental companies serving some 24,000 locations, as well as serving other provider groups, including ferry, rail, cruise, insurance and tour operators.

Amadeus is a significant provider of information technology and an enabler of e-commerce for the travel industry. It also delivers the powerful booking engine behind the Web pages to 3,000 travel agencies, 170 corporate sites, 15 hotel sites and 123 web sites serving 34 airlines. Additionally, Amadeus provides similar e-commerce solutions for partners including Terra Lycos (Spain, Portugal and Latin America).

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. Its data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 4,000 employees worldwide.

More information about Amadeus is available at: www.amadeus.com

For further information please contact:

Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : info@amadeus.net

Reference No. 82-5173

aMaDEUS

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Resolutions adopted by the Board of Directors on the 26th day of March of 2002

The Board of Directors of Amadeus, in the meeting held on March 26, 2002 adopted the following resolutions:

1. *To draw-up the Annual Accounts under Spanish Accounting Principles (balance sheet, statement of income and notes to the financial statements) as well as the Directors´Report for the year ended as of December 31, 2001, referred to Amadeus Global Travel Distribution, S.A and to its consolidated Group, for submission to the resolution of the Ordinary General Assembly of Shareholders.*

2. *To propose to the Ordinary General Assembly of Shareholders the following distribution of results (in EUR):*

Profits for the year	*62,338,999.81*
Distribution to:	
- Dividend (1)	*38,000,000.00*
- Prior years' results	*5,155,085.64*
- Other reserves	*19,183,914.17*
	62,338,999.81

(1) The General Shareholders' Assembly will determine the final dividend per class "A" and per class "B" share, in accordance with the Company's bylaws, once the economical rights of the treasury shares have been proportionally distributed to the remaining shares.

3. *To endorse the consolidated Financial Statements prepared in accordance with International Accounting Principles for the year ended as of December 31, 2001.*

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 28027 - MADRID, SPAIN TELEPHONE. INT. + 34 - 915 820 100 TELEFAX. INT. + 34 - 915 820 144/33

4. To propose the renewal of the appointment of Deloitte & Touche, S.A., as external auditor of the Company and its consolidated Group, for an additional one year period, covering fiscal year 2002, for submission to the resolution of the Ordinary General Assembly of Shareholders.

5. To propose the renewal of Mr. Peter Franke and Mr. Pierre-Henri Gourgeon as Board members of Amadeus Global Travel Distribution, S.A. for an additional period of four years, for submission to the resolution of the Ordinary General Assembly of Shareholders.

6. To call for the celebration of the Ordinary General Assembly of Shareholders of Amadeus Global Travel Distribution, S.A., to take place on first call on June 11, 2002 and on second call on June 12, 2002, in Madrid, with the following proposed agenda:

AGENDA ITEMS

1) *Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the company for the fiscal year ended as of December 31, 2001.*

2) *Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the consolidated Group for the fiscal year ended as of December 31, 2001.*

3) *Proposal for the distribution of the results for the fiscal year ended as of December 31, 2001.*

4) *Approval of the management of the company by the Board of Directors during the fiscal year ended as of December 31, 2001.*

5) *Renewal of members of the Board of Directors.*

6) *Renewal of the appointment of the external auditors of the company and its consolidated group for the fiscal year 2002.*

7) *Amendment of Article 25 of the By-laws of the company concerning the Board Committees, in the following matters: a) composition of the Audit Committee and b) composition of the Compensation Committee.*

8) *To authorise the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the company itself and by companies of its Group, both directly as well as indirectly, as the case may be, in accordance with Article 75 of the Spanish Corporations Law, revoking the prior authorisation granted by the General Assembly of Shareholders held on June 20, 2001.*

9) *To delegate powers to fully formalize, implement and execute the resolutions adopted by the General Assembly and to delegate powers for the filing of the annual accounts and Director´s report with the Mercantile Registry in accordance with Article 218 of Spanish Corporations Law.*

Note: The address and starting time of the Ordinary General Assembly will be communicated at the time of complying with the publicity requirements established by the Spanish Corporation Law. As per Article 114 of the aforementioned Law, the presence of a

Notary Public will be requested in order to write up the Minutes of the General Assembly of Shareholders.

***The General Assembly of Shareholders will in any event be held** on second call, on the 12th of June.*

7. *The Board of Directors of "AMADEUS Global Travel Distribution, S.A.", unanimously adopted -and the members present and represented executed- the Report required by Article 144. 1 a) of the Spanish Corporations Law, regarding point 7 of the foregoing proposed agenda, copy of which is part of the Board Documentation.*

Madrid, 26th March 2002

Fdo. Jacinto Esclapés Díaz
Vice-Secretary to the Board
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Reference No. 82-5173

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1.- The audited consolidated 2001 financial statements of Amadeus Global Travel Distribution, S.A. prepared in accordance with International Accounting Standards.

Please find attached the audited consolidated 2001 financial statements of Amadeus Global Travel Distribution, S.A. prepared in accordance with International Accounting Standards (IAS). These financial statements are issued in English, however for convenience purposes a free translation into Spanish has been provided. In accordance with the Spanish legislation, the audited consolidated and statutory annual accounts prepared in accordance with Spanish Accounting Principles will be made available to the public in conjunction with the announcement of the Annual General Shareholders´ Meeting.

The financial statements under IAS (English and Spanish versions) can be found in the Amadeus´s web page (www.amadeus.com).

2.- Accounting entry reclassification in the consolidated 2001 and 2000 financial statements of Amadeus Global Travel Distribution, S.A. prepared in accordance with International Accounting Standards.

The Relevant Fact communicated to the CNMV on February 8, 2002, enclosed the unaudited English version and its translation into Spanish of the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows for the years ended December 31, 2001 and 2000 prepared in accordance with International Accounting Standards (IAS). The Liabilities and Shareholders Equity of the Balance Sheet Year 2001, and more specifically, the Current and Long term liabilities show the following figures (in thousands of Euros):

	2001 (Unaudited)
Current liabilities	
...	...
Debt payable within one year	185,723
...	...
Total current liabilities	493,859
Long-term liabilities	
...	...
Long-term debt	71,906
...	...
Total long-term liabilities	306,248

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

As a result of the endorsement by the Board of Directors of the financial statements in the meeting held on March 26, 2002 and once audited, a reclassification amounting to 35,000 KEuros from Long-term liabilities to Current liabilities has taken place, and therefore, the aforementioned accounting entries as shown in the attached financial statements are as follows (in thousands of Euros):

	2001
Current liabilities	
...	...
Debt payable within one year	220,723
...	...
Total current liabilities	528,859
Long-term liabilities	
...	...
Long-term debt	36,906
...	...
Total long-term liabilities	271,248

This reclassification does not affect the financial statements drawn up in accordance with Spanish Accounting Principles.

Madrid, 23 of April of 2002.

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.